EXHIBIT 99.2

Addex Reports Full Year 2024 Financial Results and Provides Corporate Update

  Launched Neurosterix with Perceptive Advisors, raising USD 65 million in Series A to advance preclinical portfolio
  Indivior selected GABAB PAM drug candidate and started IND enabling studies for development in substance use disorders
  Addex selected independent GABAB PAM drug candidate for development in chronic cough
  Repositioned our phase 2 mGlu5 NAM asset, dipraglurant in brain injury recovery
  Regained rights to our phase 2 mGlu2 PAM asset, ADX71149

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 25, 2025 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its full-year 2024 financial results for the period ended December 31, 2024 and provided a corporate update.

“During 2024, we have continued to progress clinical development of key clinical assets and build on the momentum resulting from the launch of Neurosterix,” said Tim Dyer, CEO of Addex. “Importantly, our partner Indivior selected drug candidates for further development in substance use disorders, which enable us to select and characterize our own GABAB PAM for further development in chronic cough. We have also made significant progress with dipraglurant, repositioning in brain injury recovery. Finally, we are now evaluating the future development of ADX71149, our mGlu2 PAM after regaining full control of this asset.”

Operating Highlights:

  Launched Neurosterix with Perceptive Advisors, raising USD 65 million in Series A to accelerate the development of a preclinical portfolio including M4 PAM for schizophrenia;
  Received CHF 5.0 million and 20% of equity interest in Neurosterix;
  Successfully completed funded research phase of the Indivior collaboration with both Indivior and Addex each selecting GABAB PAM drug candidate for further development in SUD and chronic cough, respectively;
  Repositioned our phase 2 mGlu5 NAM asset, dipraglurant in brain injury recovery
  Regained rights to our phase 2 mGlu2 PAM asset, ADX71149

Key 2024 Financial Data

CHF’ thousands	2024	2023*	Change
Income	410	1,617	(1,207)
R&D expenses	(854)	(1,187)	333
G&A expenses	(2,311)	(2,673)	362
Total operating loss	(2,755)	(2,243)	512
Finance result, net	23	(257)	280
Share of net loss of associates	(2,177)	-	(2,177)
Net loss from continuing operations	(4,909)	(2,500)	(2,409)
Net profit / (loss) from discontinued operations	11,965	(8,056)	20,021
Net profit / (loss) for the period	7,056	(10,556)	17,612
Basic net profit / (loss) per share	0.07	(0.14)	0.21
Diluted net profit / (loss) per share	0.04	(0.14)	0.18
Net decrease in cash and cash equivalents	(523)	(3,092)	2,569
Cash and cash equivalents	3,342	3,865	(523)
Shareholders’ equity	9,677	1,145	8,532

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations” following Neurosterix transaction.

Financial Summary:

Under IFRS, the sale of our allosteric modulator drug discovery platform and unpartnered preclinical portfolio to Neurosterix on April 2, 2024, required the identification of continuing operations related to retained programs by the Group and discontinued operations, including the net gain from the sale of a part of our business and discontinued operating activities related to income and expenses of divested activities by the Group during 2024 and 2023 periods, respectively. The net gain from the sale of a part of our business, the income and expenses from discontinued operating activities have been reclassed to the financial line called “Net profit or loss from discontinued operations.”

During the 2024 period, net profit from discontinued operations amounted to CHF 12.0 million, and was primarily related to the net gain of CHF 13.9 million from the sale of part of our business, partially offset by the net loss of CHF 1.9 million from discontinued operating activities. During the 2023 period, the Group incurred a net loss from discontinued operations of CHF 8.1 million.

During the 2024 period, net profit amounted to CHF 7.1 million, primarily related to the net profit from discontinued operations of CHF 12.0 million partially offset by the net loss from continuing operations of                 CHF 4.9 million. During the 2023 period, the Group incurred a net loss of CHF 10.6 million of which CHF 8.1 million was related to operating discontinued activities.

Diluted net gain per share amounted to CHF 0.04 for 2024, compared to a diluted net loss per share of CHF 0.14 for 2023.

Cash and cash equivalents decreased to CHF 3.3 million at December 31, 2024, compared to CHF 3.9 million at December 31, 2023. The decrease of CHF 0.6 million between December 31, 2024 and December 31, 2023 is primarily due to the cash used in operating activities, partially offset by gross proceeds of CHF 5.0 million from the Neurosterix Transaction received in April 2024.

All financial variances described below relate to continuing operations:

Income is primarily driven by amounts received under our funded research collaboration with Indivior, recognized as related costs are incurred. In 2024, income decreased by CHF 1.2 million to CHF 0.4 million in 2024 compared to CHF 1.6 million in 2023, primarily due to the completion of the research agreement on June 30, 2024. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of its selected compound.

R&D expenses primarily relate to our GABAB PAM program and decreased by CHF 0.3 million to CHF 0.8 million in 2024 compared to CHF 1.2 million in 2023, primarily due to the completion of the research agreement with Indivior on June 30, 2024.

G&A expenses decreased by CHF 0.4 million to CHF 2.3 million in 2024 compared to CHF 2.7 million in 2023, primarily due to reduced D&O insurance costs.

The net loss from continuing operations increased by CHF 2.4 million to CHF 4.9 million in 2024 compared to CHF 2.5 million in 2023, primarily due to reduced revenue and increased costs related to the share of the net loss of the Neurosterix Group.

2024 Consolidated Financial Statements:
The full-year 2024 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:
A conference call will be held today, April 25, 2025, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

  Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.
  In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL:  https://edge.media-server.com/mmc/p/9dcowszv

Conference call registration URL: https://register-conf.media-server.com/register/BI125c71cb643c4527914ace359da775f8

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.